THE WESTWOOD INCOME FUND
                         EXHIBIT TO ITEM 77C

	A Special Meeting of Shareholders of The Westwood Income
Fund (the "Fund") was held on June 9, 2005 and was adjourned and reconvened on June 21, 2005 and subsequently on June 24, 2005.
The following proposal was submitted for a vote of the shareholders:

     TO APPROVE A CHANGE IN THE INVESTMENT OBJECTIVE OF THE FUND
(THE "PROPOSAL")

	The Proposal required the affirmative vote of a "majority of the outstanding voting securities" as defined in the Investment
Company Act of 1940, as amended. The Proposal was approved and the results of the voting are as follows:


            For            Against             Withheld

          482,339          72,049               26,204

	Accordingly, the holders of 482,339 shares (83%) represented at the meeting voted in favor of the Proposal.

	Effective July 18, 2005, the Fund's investment objective was changed "to provide a high level of current income as well as long-term capital appreciation. The Fund invests primarily in income producing equity and fixed income securities." Also, effective July 18, 2005, the Fund's name was changed from the "Westwood Realty Fund" to the "Westwood Income Fund," and the
Fund's principal investment policies, strategies and risks were changed to reflect a reorientation of the Fund to an income oriented strategy that emphasizes high current income over capital appreciation and permits the Fund to invest a significant portion of its assets in various types of income producing equity and fixed income securities, in addition to real estate investment trusts ("REITs").